KANGE CORP.

                     848 N. RAINBOW BLVD #3435  LAS VEGAS, NV  89107

April 10, 2014

Mr. Jeff Kauten and Mr. Jan Woo

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: Kange Corp

Registration Statement on Form S-1

Filed on: February 21, 2014

     File No. 333- 194055

Dear Mr. Woo and Mr. Kauten,

We received your letter dated March 20, 2014, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 21, 2014:

General

1. It appears that you may be a shell company as defined in Rule 405 of the Securities Act because you have no operations and nominal assets consisting solely of cash. If you believe that you are a shell company, provide appropriate disclosure on your prospectus cover page, prospectus summary, as well as risk factors that highlights the consequences of shell company status. For example, discuss the potential impact on your ability to attract additional capital through subsequent unregistered offerings, prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements for shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. In this respect, revise references to Rule 144 throughout the prospectus to clarify that the common stock being registered for resale will not be eligible for resale under Rule 144 until the conditions of Rule 144(i) are met.

The Registrant does not believe that it is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, the Registrant does not believe that it can be classified as having “no or nominal operations”.  From inception, the Registrant’s management has devoted a significant amount of time to the development of the Registrant’s business.  In furtherance of the Registrant’s planned business, the Registrant’s management investigated the market demand for mobile software products, for Apple and android platforms. Registrant started locating and inquiring about small companies interested in such application, and executed an agreement with a software developer, Aleksandr Mihailishin. Registrant also began developing the website www.kangecorp.com.

2. Please revise your disclosure to identify your selling shareholders as underwriters. Given that your company appears to be a shell company and the shares being sold represent 100% of your outstanding shares not held by affiliates, your selling shareholders are considered underwriters. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell

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company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus.

Please refer to comment 1.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We did not had any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on behalf of the Company, presented to potential investors in reliance on Section 5(d) of the Securities Act.  Additionally, the Company confirms that there are no research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering of the Company.

Risk Factors

4. Please add a risk factor disclosing any potential conflicts of interest that may arise from the business activities of the sole officer and director. In this regard, you state that Dmitri Brakin will only be devoting 50% of his business time to the operations of the company and that he is currently the president of another company.

We have revised to add the following risk factor:” BECAUSE OUR SOLE OFFICER AND DIRECTOR HAS OUTSIDE BUSINESS ACTIVITIES SIMILAR TO THOSE THAT WILL BE PROVIDED BY KANGE CORP., THERE IS A POTENTIAL CONFLICT OF INTEREST, INCLUDING THE AMOUNT OF TIME HE IS ABLE TO DEDICATE TO KANGE CORP., AND ITS BUSINESS.

Our sole officer and director, Mr. Brakin, has been working as an independent promoter/DJ and engaged in activities similar to those conducted by us. Mr. Brakin works as a freelance DJ. Potential conflict of interest may arise in future that may cause our business to fail, including conflict of interest in allocating Mr. Brakin’s time to our company as well as additional conflict of interests over determining to who a particular business opportunity should be presented. We do not currently have a right of first refusal pertaining to business opportunities that come to management's attention. While our sole officer and director has verbally agreed to present business opportunities first to us, we have not adopted a policy that expressly prohibits our sole officer and director from having a direct or indirect financial interest in potential future opportunity or from engaging in business activities of the types conducted by us. As a result, in determining to whom particular business opportunities should be presented, our sole officer and director Mr. Brakin may favor his own interests over our interests and those of our shareholders, which could have a material adverse effect on our business and results of operations.”

Our performance depends on market acceptance of our products, page 8

5. Please revise the subheading of this risk factor to clearly state that the company has not yet developed any products and accordingly has no product that it can currently market.

We revised to alter the subheading of the risk factor:” OUR FUTURE PERFORMANCE WILL DEPEND ON MARKET ACCEPTANCE OF OUR FUTURE PRODUCTS. AT PRESENT THE COMPANY HAS NOT YET DEVELOPED ANY PRODUCT AND ACCORDINGLY HAS NO PRODUCT THAT IT CAN CURRENTLY MARKET.”

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If we are unable to generate a substantial customer base for our products…, page 10

6. Please tell us why you believe that the success of your business requires that you sell “nutritional supplements to consumers at a profit” when your proposed business plan is to develop and sell mobile software products. It is also unclear why you reference “governmental regulations of the music industry” on page 24. Please revise.

We have revised to correct the erroneous statement and replaced it with: “sell mobile software products, for Apple and platforms at a profit android”.

Our business can be effected by currency…, page 10

7. Please provide a separate caption for the portion of this risk factor that describes the challenges of a U.S. citizen enforcing a foreign judgment against your company.

We have revised to provide a separate caption for the portion of this risk factor that describes the challenges of a U.S. citizen enforcing a foreign judgment against your company: “BECAUSE OUR PRINCIPAL ASSETS ARE LOCATED OUTSIDE OF THE UNITED STATES AND DMITRI BRAKIN, OUR SOLE DIRECTOR AND OFFICER, RESIDES OUTSIDE OF THE UNITED STATES, IT MAY BE DIFFICULT FOR AN INVESTOR TO ENFORCE ANY RIGHT BASED ON U.S. FEDERAL SECURITIES LAWS AGAINST US AND/OR MR. BRAKIN, OR TO ENFORCE A JUDGMENT RENDERED BY A UNITED STATES COURT AGAINST US OR MR. BRAKIN.”

Description of Business, page 20

8. Please revise your statements on page 20 under Business Development and page 21 under Distribution that suggest that you will receive proceeds from this offering. These statements are inappropriate in the context of a resale registration statement.

We have revised our statements on page 20 under Business Development and page 21 under Distribution to delete the erroneous statements.

Agreement, page 24

9. Please describe what, if any, work has been performed under the Mobile Application Development Agreement with Aleksandr Mihailishin dated November 22, 2013.

We have revised to add:” As of April 4,2014, no work yet has been performed by Aleksandr Mihailishin for Kange Corp.”

Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 29

10. Disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources and the current rate at which you use funds in your operations.

We revised to disclose: “We estimate our current rate at which we use funds in our operations to be $1,764 per month. As of April 1, 2014 we had $14,641 of cash therefore we approximate that the minimum number of months that we will be able to conduct our planned operations using currently available capital resources would be around 8 months.”

Certain Relationships and Related Party Transactions, page 33

11. Your statement that none of your officers or directors has entered into a transaction that has or will materially affect you seems inconsistent with your subsequent disclosure that you have issued three million shares to and have a loan agreement with Mr. Brakin. Please revise.

We have revised to delete the inconsistent disclosure.

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12. We note that you received a loan from Mr. Brakin. Please disclose the material terms of the loan including any interest and repayment terms. File this agreement as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. For additional guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

An Exhibit has been created summarizing the material terms of Mr. Brakin loan and is filed as requested.

This letter responds to all comments contained in your letter dated March 20, 2014.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Attention: Dmitri Brakin

Email: kangecorp@gmail.com

Telephone: 702 475 5537

Thank you.

Sincerely,

/S/ Dmitri Brakin

Dmitri Brakin, President

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